INDEPENDENT ACCOUNTANTS' CONSENT


The Board of Directors
Raritan Bancorp Inc.:


We consent to incorporation by reference in Amendment No. 2 to the registration statement of Form S-4 of United National Bancorp of our report dated January 16, 1998, relating to the consolidated balance sheets of Raritan Bancorp Inc. and subsidiary as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997, which report is included in the December 31, 1997 Annual Report on Form 10-K of Raritan Bancorp Inc. We also consent to the reference to our firm under the heading "Experts" in the joint proxy statement-prospectus.


                                                              KPMG LLP


Short Hills, New Jersey
February 17, 1999